Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 29, 2002

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

                                   Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82_______________

This Report on Form 6-K contains the following:-

1.               News release dated November 13, 2002 entitled “WALLABIES STAY CLOSE TO HOME WITH VODAFONE LIVE! TECHNOLOGY”.

2.               News release dated November 13, 2002 entitled “WALLABIES SPRING INTO ACTION AT TWICKENHAM SCHOOL”.

3.               News release dated November 19, 2002 entitled “VODAFONE REMOTE ACCESS — GLOBAL OFFICE CONNECTION”.

4.               News release dated November 25, 2002 entitled “VODAFONE SIGNS AGREEMENTS WITH LEADING COMPUTER SUPPLIERS ‘Connected by Vodafone’ heralds a new era in the provision of mobile data solutions for business”.

5.               News release dated November 27, 2002 entitled “VODAFONE TO INCREASE STAKES IN THE NETHERLANDS AND GREECE”.

6.               News release dated November 29, 2002 entitled “ACQUISITION OF FRANCE TELECOM'S INTEREST IN VODAFONE PANAFON”.

This Report on Form 6-K contains Stock Exchange Announcements dated November 14, 2002 and November 21, 2002.

2002/079

13 November 2002

WALLABIES STAY CLOSE TO HOME WITH VODAFONE LIVE! TECHNOLOGY

The Vodafone Wallabies are never far from home whilst on their European tour, thanks to the latest technology from team sponsor Vodafone.

Every member of the Wallabies squad has been issued with the new Vodafone live! Handsets for the duration of their European Tour.  For the first time, the team has access to a combination of picture messaging, games, internet access, email service, colour, sound and not to forget a telephone which helps them keep in touch with family and friends down under, as well as keeping up to date with the latest news and information on their forthcoming opponents!

Wallabies Team Coach Eddie Jones commented: “Vodafone live! Is really quite remarkable.  It brings together so much information and technology - the team have everything from a telephone to a camera at their fingertips!  They can take pictures and send them home at the touch of a button which allows their families to feel closer to the tour .  This is the first time that we’ve had this kind of technology available to us and it’s been a real hit with the squad.”

Vodafone Head of Group Sports Sponsorship PR, Maria Bellanca said: “We’re delighted that the phones are so popular with the team.  Vodafone live! represents a significant step in the development of mobile communications and we are immensely proud to be able to supply the team with the best services and information on offer today.”

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For further information please contact:

Rachel Truett on 07831 236655, e-mail: rachel.truett@vodafone.com or

Helen Brawn on 07881 916330, e-mail: helen.brawn@vodafone.com

NOTES TO EDITORS:

Vodafone live! Handsets are now available from Vodafone stores, Argos, Carphone Warehouse, Comet, The Link, Phones4U and other selected Vodafone stockists.  For further information, please log onto www.vodafone.co.uk/live

2002/080

13 November 2002

WALLABIES SPRING INTO ACTION AT TWICKENHAM SCHOOL

The Vodafone Wallabies, currently on a European Tour, visited a local school in Twickenham today and surprised both the school rugby coach and pupils by joining in with the games lesson.

The current rugby World Champions, who are due to play England at Twickenham on Saturday, spent thirty minutes with a number of Year 10 and Year 11 pupils (14-16 year olds), of Orleans Park School, offering training tips and tactical advice to the shocked pupils.

Wallabies coach Eddie Jones, who took part in the training session said: “It’s been a great day and we’ve really enjoyed our visit to Orleans Park school. There are some talented players here, who if nurtured properly, could become a handful in the future — we’d better watch out for them in years to come!”

Headteacher Dave Talbot said: “The players were fantastic with the pupils!  We have a tremendous rugby heritage at this school so we are delighted that the Vodafone Wallabies decided to come and see us today.  Not many pupils can claim that they have been coached by the World Champions — lets hope the training pays off and we win our remaining matches this season!”

The Wallabies visit to Orleans Park School was organised by team sponsor Vodafone.  Pupils that participated in the lesson were given signed Wallabies merchandise as a momento of the day.”

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For further information please contact:

Rachel Truett on 07831 236655, e-mail: rachel.truett@vodafone.com or

Helen Brawn on 07881 916330, e-mail: helen.brawn@vodafone.com

2002/082

19 November 2002

VODAFONE REMOTE ACCESS — GLOBAL OFFICE CONNECTION

Vodafone Group Plc today announces the launch of Vodafone Remote Access.  Giving business customers an easy way of connecting to their corporate LAN to access e-mail, calendar and other business specific applications whilst on the move, Vodafone Remote Access provides an easy to use, secure, end-to-end solution.

Vodafone Remote Access will be available from today for customers in Germany, Italy, the Netherlands, Spain and Sweden.  Other Vodafone operators are currently trialling Vodafone Remote Access with customers and will launch the service in the near future.  The service can be accessed across Europe over Vodafone’s extensive GPRS data network, enabling customers to easily access their existing business applications, whether at home or abroad.

After conducting extensive market research, Vodafone established business requirements for a remote access product.  Customers wanted quick, easy and secure access to their company networks and to existing office applications when out of the office.  To eliminate the usual IT manager and end user frustration associated with configuring laptop PC data cards with hardware and IT systems, Vodafone created a complete customer solution.

In just five minutes, Vodafone Remote Access can be installed on a customer’s laptop PC.  A customised Vodafone branded GPRS data card provides optimal service on Vodafone networks, ensuring high quality of service.  Optimised network access is combined with an easy to use Vodafone branded customer interface, the “Dashboard”, providing access to value add information and services, such as SMS from the laptop PC.

Vodafone has worked with Cisco, one of the world’s leading companies in the enterprise data and IP security markets to offer customers high levels of security.  Vodafone Remote Access uses SIM based authentication for internet access, and VPN technologies to ensure secure connectivity to the customer’s IT infrastructure.

Vodafone Remote Access has also been designed with IT managers’ requirements in mind, taking just 5 hours to integrate into corporate IT systems.  The Vodafone interface provides a control and diagnostic tool for monitoring usage levels, as well as a platform upon which to offer additional services across different bearer services.  A Support Portal provides all the technical back up and support customers expect from Vodafone.

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2002/082—Page 2

Vodafone Remote Access brings a range of benefits to businesses, including:

•                    Business efficiencies and enhanced productivity through flexible and easy mobile access to business applications for remote workers

•                    “Always on” connectivity, eliminating repetitive and time consuming reconnections

•                    Cost savings through data volume charging rather than time based charging

•                    Value add Vodafone business communication services such as SMS from the laptop

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone, commented:

“Vodafone Remote Access will give our customers easy access to critical business information when they are out of the office.  As a Vodafone product every aspect of the design is centred on the customer’s needs, so the product is easy to install and easy to use.  The product is designed to take away the hassle from the customer and enable different pieces of hardware and software to talk to one another.  It also has all the security our customers expect from Vodafone, so now more companies can benefit from mobile access to their networks.”

www.vodafone.com/office

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For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Jon Earl, Senior Group Communications Manager

Janine Young, Group Communications Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges/John West

Tel:  +44 (0) 20 7600 2288

2002/083

25 November 2002

VODAFONE SIGNS AGREEMENTS WITH LEADING COMPUTER SUPPLIERS

‘Connected by Vodafone’ heralds a new era in the provision of mobile data solutions for business

Vodafone today announces it has signed global agreements¹ with the leading computer equipment suppliers Dell, Fujitsu-Siemens, Hewlett Packard, IBM, Psion Teklogix and Toshiba to offer business customers an extensive range of ‘Connected by Vodafone’ mobile computing devices such as notebooks, PDAs and Tablet PCs with easy connection to Vodafone’s GPRS data network.

Earlier this month, Vodafone announced the launch of Vodafone Remote Access as part of the Mobile Office programme.  ‘Connected by Vodafone’ is the next deliverable under this programme. In partnership with Vodafone, computer equipment suppliers will offer, market and sell a variety of mobile data connectivity solutions², including Vodafone Remote Access.  For the first time, business customers will be able to receive ‘Connected by Vodafone’ devices from their existing computer equipment supplier, heralding a new era in the provision of corporate data. All ‘Connected by Vodafone’ devices will be tested, configured and supported by their supplier, providing business customers with instant, secure mobile access to their corporate networks.

‘Connected by Vodafone’ delivers the customer’s favoured device ready for mobile access to corporate email, databases, intranets and other core applications. It makes this easy by removing the complexity of implementation and configuration currently faced by users.

All ‘Connected by Vodafone’ customers will enjoy the benefits of Vodafone’s extensive GPRS footprint, enabling them to seamlessly access their services whenever they travel abroad.  ‘Connected by Vodafone’ roaming customers will experience the same Vodafone “look and feel” and will receive the same consistent levels of Vodafone service performance and security they experience on their home Vodafone networks.

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone, said:

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2002/083—Page 2

“By providing an integrated mobile data and IT solution from a single source, ‘Connected by Vodafone’ is a step change in the way in which business customers can fulfil their mobile business needs. By partnering with IT vendors to integrate, configure and test mobile access at the point of manufacture, business customers can now choose to purchase their preferred integrated mobile hardware device in the knowledge that it will be fully supported by their supplier of choice.

“IT departments benefit as supply, implementation and support complexities are eliminated, ultimately providing users with a superior experience and greater assurance as to the reliability and robustness of the solution.”

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For further information contact:

VODAFONE GROUP PLC

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Janine Young, Group Communications Manager

Tel:  +44 (0) 1635 673310

TAVISTOCK COMMUNICATIONS

Lulu Bridges/John West

Tel:  +44 (0) 20 7600 2288

FOR DELL COMPUTERS

Julie Eubank and Lesley Henderson, Ogilvy PR Worldwide

Tel: +44 (0)207 309 1237/ 1199

e-mail: julie.eubank@uk.ogilvypr.com / lesley.henderson@uk.ogilvypr.com

FOR FUJITSU-SIEMENS COMPUTERS EUROPE

Manfred Weis, PR Manager

Tel.: +49 (0)821-804-2662

Fax: +49 (0)821-804-2572

e-mail: manfred.weis@fujitsu-siemens.com

FOR HEWLETT PACKARD

Sheila Kalra, Worldwide Public Relations Manager, Smart Handhelds

Tel: +1 281 514 6552

e-mail: sheila.kalra@hp.com

FOR IBM

Claire Berry, Media Relations Manager for IBM Personal Computing Division Communications

Tel: +44 207 202 3090

e-mail: claire_berry@uk.ibm.com

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2002/083—Page 3

FOR PSION TEKLOGIX

Will Rae or Federica Monsone

Hotwire PR

Tel: +44 (0) 20 7608 4638

Liza Loughman, European Marketing Manager

Psion Teklogix

Tel: +44 (0) 1235 443030

FOR TOSHIBA (COMPUTER SYSTEMS DIVISION)

Manuel Linnig, Manager Public/Analyst Relations EMEA, Toshiba Europe GmbH

Tel: +49 2131 158 113

Fax: +49 2131 158 558

e-mail: manuel.linnig@toshiba-teg.com

NOTES TO EDITORS:

1.                             Vodafone has signed global framework agreements with each of the IT manufacturers mentioned within this release.  The availability of ‘Connected by Vodafone’ devices within the individual markets will occur on a phased basis.

2.                             The mobile connectively solutions offered by each IT hardware vendor will vary and may not include Vodafone Remote Access at launch.

2002/087

27 November 2002

VODAFONE TO INCREASE STAKES IN THE NETHERLANDS AND GREECE

Vodafone Group Plc (“Vodafone”) announces today that its wholly owned subsidiary Vodafone Investments Luxembourg Sarl has increased its shareholding in Vodafone Libertel N.V. (“Vodafone Libertel”) by purchasing for cash a 7.564% interest from ING Group.  Consequently, Vodafone’s effective shareholding in Vodafone Libertel has increased from 70.0% to 77.564%.

Vodafone also announces that its wholly owned subsidiary Vodafone International Holdings BV has recently agreed to acquire from France Telecom S.A (“FT”) its 10.85% interest in Vodafone-Panafon Hellenic Telecommunications Company S.A. (“Vodafone Panafon”) for cash, subject to Greek Stock Exchange regulations.  Vodafone’s effective shareholding in Vodafone Panafon would increase from 51.88% to 62.73% on completion, which is expected to be on or before 31 December 2002.  In addition, as the Vodafone group would become the beneficial owner of these shares, Vodafone has granted FT a cash settled call option to cover certain of FT’s obligations under its 4.125% Exchange Notes due 29 November 2004, which are convertible into Vodafone Panafon shares. Exercise of this option will not change Vodafone’s effective interest.

The value of the net assets being acquired represents less than 1% of Vodafone’s net assets in each transaction.

These transactions, which are earnings per share accretive, are in line with Vodafone’s strategy of increasing its stakes in existing operations, where opportunities arise for the creation of enhanced shareholder value.

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For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Tel:  +44 (0) 207 600 2288

2002/089

29 November 2002

ACQUISITION OF FRANCE TELECOM’S INTEREST IN VODAFONE PANAFON

Vodafone Group Plc (“Vodafone”) announces today that, further to its announcement on 27 November 2002, its wholly owned subsidiary Vodafone International Holdings BV has now entered into a stock exchange transaction to acquire France Telecom S.A.’s 10.85% interest in Vodafone-Panafon Hellenic Telecommunications Company S.A. (“Vodafone Panafon”).  The transaction will complete on 3 December 2002, resulting in Vodafone’s effective interest in Vodafone Panafon increasing from 51.88% to 62.73%.

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For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Tel:  +44 (0) 207 600 2288

STOCK EXCHANGE ANNOUNCEMENT

Announced at 10.29

14 November 2002

RNS No: 7923D

14 November 2002 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 13 November 2002 by Mourant & Co. Trustees Limited, trustee of the Vodafone Group Employee Trust, that on 13 November 2002 as a result of dividend reinvestments by the trustee the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 111 pence per share pursuant to their participation in the Vodafone Group Short Term Incentive Plan and the Vodafone Group Long Term Incentive Plan:

No. of Shares
Sir Christopher Gent	13,671
Peter Richard Bamford	254
Julian Michael Horn-Smith	5,643
Kenneth John Hydon	5,613

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 10.32

14 November 2002

RNS No: 7927D

14 November 2002 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 13 November 2002 by Mourant ECS Trustees Limited that on 12 November 2002 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 111p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	224
Mr J M Horn-Smith	226
Mr K J Hydon	226

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 14.52

21 November 2002

RNS No: 1190E

21 November 2002 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 20 November 2002 by Mourant & Co. Trustees Limited, trustee of the Vodafone Group Employee Trust, that as a result of dividend reinvestments by the trustee on shares held in Trust the following directors acquired with effect from the payment date of the dividend paid by Vodafone Group Plc on 9 August 2002 an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 111 pence per share pursuant to their participation in the Vodafone Group Short Term Incentive Plan and the Vodafone Group Long Term Incentive Plan:

No. of Shares
Sir Christopher Gent	11,811
Peter Richard Bamford	3,137
Julian Michael Horn-Smith	6,933
Kenneth John Hydon	6,430

These shares will remain in the Vodafone Group Employee Trust and will be released to the directors only on vesting of the awards under the relative Incentive Plans.

S R Scott
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 29, 2002	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary